April 15, 2005



United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mara L. Ransom
450 Fifth Street, NW
Washington, DC 20549


         Re:      North Shore Capital IV Inc.
                  Information Statement Pursuant to Section 14(f) of the
                           Securities and Exchange Act of 1934 and Rule 14f-1 thereunder
                  Filed February 22, 2005
                  File Number 5-80563

Dear Ms. Ransom:

         In accordance with the closing comments contained in your letter dated February 28, 2005, I hereby acknowledge, as an authorized representative of North Shore Capital IV Inc., that:

          (1) North Shore Capital IV Inc. is responsible for the adequacy and the accuracy of the disclosures contained in the recently filed 14f-1;

          (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          (3) North Shore Capital IV Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Best regards,

                                        /s/ Gerard Werner

                                        Gerard Werner
                                        President and Chief Executive Officer